

Mail Stop: 3561

October 21, 2015

Via E-Mail
Mr. David Hall
Chief Financial Officer
DynaResource Inc.
222 W Las Colinas Blvd.
Suite 744 East Tower
Irving, TX 75039

      Re: DynaResource Inc.
           Form 10-K for the Year Ended December 31, 2014
           Filed May 6, 2015
           File No. 000-30371

Dear Mr. Hall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Properties, page 16

Property Location, page 17

1.   Please modify your filing and insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts maps in certain electronic formats, so please include these maps in your amendments uploaded to EDGAR. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-8900 for Post-Acceptance Filing Issues or (202) 551-3600 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

San Jose de Gracia – History, page 21

2. We note you disclose previous mining activities on your mineral properties. Please amend your filing and elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

Mineral Resource Estimate for the San Jose de Gracia Property (2012), page 23

3. We note you have disclosed resource estimates for your property that conform to Canada's National Instrument 43-101. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please amend your filing to remove all resource quantity and quality disclosure from your filing.

4. At various locations elsewhere in your filing, you use the terms measured, indicated, and/or inferred resources in reference to quantity estimates. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please amend your filing to remove all resource disclosure from your filing.

Test Underground Mining and Pilot Mill Operations, page 29

5.   Please disclose your annual production as required by Item 102 of Regulation S-K Instructions 3. This would include your metallurgical recovery, the tonnes and grade of your material mined, material processed, and concentrate/dore produced. In addition please disclose the ounces of gold produced and ounces of gold sold.

6.   Please modify your filing and disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

   •   A description of any work completed on your property and its present condition.

   •   The details as to modernization and physical condition of your processing plant and equipment.

   •   Describe your mine, including surface or subsurface improvements and mining equipment.

   •   Provide a description of your equipment, infrastructure, and other facilities.

   •   If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

   You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 33

Results for the Years Ended December 31, 2014 and 2013, page 35

7.   We note your statement that you are still in the development stage in this section. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration.

Financial Statements and Supplementary Data, page 41

Notes to the Consolidated Financial Statements, page 47

Note 1 – Nature of Activities and Significant Accounting Policies

Per Share Amounts, page 51

8. Please revise to quantify the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to ASC 260-10-50-1(c).

Controls and Procedures, page 65

9. We note that you concluded both your disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR") were effective as of December 31, 2014. We further note the revisions to prior period financial statements disclosed in Note 13 that appear to have resulted from multiple errors that were identified. Please explain to us the basis for conclusions on the effectiveness of both your DC&P and ICFR as of December 31, 2014. Also tell us how and when these prior period financial statement errors were identified.

Management's Annual Report on Internal Control Over Financial Reporting, page 65

10. On May 14, 2013, Committee of Sponsoring Organizations ("COSO") issued its updated Internal Control – Integrated Framework (the "Updated Framework"). We note your Management´s Annual Report on Internal Control Over Financial Reporting does not identify the version of the Internal Control - Integrated Framework that was used to perform your assessment as required by Item 308(a)(2) of Regulation S-K. Please tell us the framework you used - i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013, and confirm that you will revise future filings to include a report that identifies the version of the COSO Integrated Framework you used in the assessment of your internal control over financial reporting.

Changes in Internal Controls over Financial Reporting, page 65

11. We note your disclosure that you have not made any changes in your internal controls over financial reporting that occurred during the period covered by this report on Form 10-K. Please tell us whether the Company has made any changes, or plans to make future changes, to address the significant deficiencies and/or material weaknesses that resulted in the errors identified in prior period financial statements disclosed in Note 13.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining